Investor Relations

Holcim

Hagenholzstrasse 85
CH-8050 Zürich

Phone +41 58 858 87 87
Fax +41 58 858 80 09

Securities Exchange Commission
File N° 82-4093
450 Fith Street, N.W.
USA - WASHINGTON D.C., 20549

Mail Stop 3-9

07021419

Zurich, February 26, 2007

File N° 82-4093

SUPPL

Dear Sirs,

Please find enclosed:

- Media Release:
  The Holcim Group proposes to acquire minority shareholders' interests in St. Lawrence Cement (Canada)
  (2 pages)

With kind regards,

PROCESSED
MAR 06 2007
THOMSON
FINANCIAL

Beate Fuchs

Encl.: mentioned

Corporate Communications

Holcim

Holcim Ltd
Zürcherstrasse 156
CH-8645 Jona/Schweiz

Tel. +41 58 858 87 10
Fax +41 58 858 87 19

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN, INTO OR FROM THE UNITED STATES, AUSTRALIA, JAPAN AND THE EUROPEAN ECONOMIC AREA

26. February 2007

Media Release

The Holcim Group proposes to acquire minority shareholders' interests in St. Lawrence Cement (Canada)

The Holcim Group ("Holcim") announced today that it intends to make an offer for all outstanding class A subordinate voting shares of St. Lawrence Cement Group Inc. ("SLC") that Holcim does not already own for CAD 36.50 cash per share and for all of the outstanding class 1 special shares of SLC for CAD 36.50 per share. A formal offer has not yet been made to shareholders.

The proposed offer values SLC minority share capital at approximately CAD 571 million. The proposed offer for the class A subordinate voting shares represents a 21 percent premium over the volume weighted average trading price of these shares on the Toronto Stock Exchange TSX for the previous 20 trading days. Holcim currently owns 44 percent of SLC's class A subordinate voting shares and 100 percent of SLC's class B multiple voting shares, representing approximately 79 percent of SLC's total votes.

The proposed acquisition would allow Holcim to further embed SLC into the Holcim Group both commercially and financially. Holcim has requested that the board of directors of SLC establish a special committee of independent directors to supervise the preparation of a formal independent valuation and to review and make a recommendation with respect to the proposed offer. The mailing of Holcim's offer will be dependent on the timing of the completion of the independent valuation, a summary of which will be included in the offer circular, and recommendation of the special committee of SLC.

Holcim's formal offer, when made, will be conditional on more than 50 percent of the class A subordinate voting shares held by the minority shareholders of SLC and 66 2/3 percent of the outstanding class 1 special shares being tendered as well as other customary conditions, including support of the special committee of SLC and the absence of any material adverse change, adverse litigation, proceeding or legal prohibition in respect of the offer.

* * * * * * *